Exhibit 15

Letter Re: Unaudited Financial Information

Audit Committee of the
Board of Directors
TRW Inc.

We are aware of the incorporation by reference in the following registration statements and in the related prospectuses of our report dated April 17, 2002 relating to the unaudited consolidated interim financial statements of TRW Inc. that are included in its Form 10-Q for the quarter ended March 31, 2002.

Form S-3	333-89133
Form S-3	333-48443
Form S-8	333-68242
Form S-8	333-61198
Form S-8	333-61192
Form S-8	333-37906
Form S-8	333-36052
Form S-8	333-27003
Form S-8	333-27001
Form S-8	333-20351
Form S-8	333-06633
Form S-8	333-03973
Form S-8	33-53503
Form S-8	33-29751
Form S-8	2-90748
Form S-8	2-64035

/s/ ERNST & YOUNG LLP

May 3, 2002
Cleveland, Ohio